

Mail Stop 4720

June 30, 2016

Mr. Rick L. Weller
Chief Financial Officer
Euronet Worldwide, Inc.
3500 College Boulevard
Leawood, Kansas 66211

> **Re: Euronet Worldwide, Inc.**
> **Form 8-K**
> **Filed April 27, 2016**
> **File No. 001-31648**

Dear Mr. Weller:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K Filed on April 27, 2016

Exhibit 99.1 – Press Release

1. You disclose Adjusted Cash Earnings per Share, a non-GAAP financial measure, which excludes certain expenses you characterize as non-operating or non-recurring items, and describe it as a performance measure. This may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release. Please also tell us why you did not adjust Adjusted Cash Earnings per Share for depreciation expense and whether this measure can be used as a liquidity measure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at 202-551-3695 or me at 202-551-3291 if you have questions.

Sincerely,

/s/ H. Stephen Kim

H. Stephen Kim
Assistant Chief Accountant
Office of Financial Services